Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot, Quebec, Canada J7V 7P2

January 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jonathan E. Gottlieb

Chris Harley

Gustavo A. Rodriguez, Accounting Branch Chief

Mark S. Webb, Legal Branch Chief

Re:	Canwealth Minerals Corporation – Request to Withdraw Initial Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-189845)

Ladies and Gentlemen:

Canwealth Minerals Corporation, a Delaware corporation (the “Company”), hereby withdraws its initial request, on Form RW, for an order granting withdrawal of its Registration Statement on Form S-1 (Registration No. 333-189845), which was submitted to the Securities and Exchange Commission on December 31, 2014. A corrected Form RW will be filed with the Securities and Exchange Commission.

If you have any questions or require further information, please contact Alan Ederer at Westerman Ball Ederer Miller Zucker & Sharfstein LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh

President and Chief Executive Officer

Canwealth Minerals Corporation